Exhibit 99.3

June 12, 2014

The Board of Directors

Express, Inc.
1 Express Drive
Columbus, OH 43230

Ladies and Gentlemen:

As discussed, investment funds managed by Sycamore Partners have accumulated approximately 9.9% of the outstanding common stock of Express, Inc. (“Express” or the “Company”) through open market purchases.  These purchases are a clear sign of our confidence in the Express management team and brand.  They are also a demonstration of our interest in acquiring the Company.  With the cooperation of the Company’s Board of Directors, we would like to perform confirmatory due diligence to determine a definitive valuation of the Company and submit a binding, fully financed proposal to acquire all of the remaining common stock of Express not owned by Sycamore Partners.

Given our familiarity with the Company, we expect to complete our confirmatory due diligence, obtain definitive debt financing commitments for the acquisition and submit a fully financed binding acquisition proposal within 30 days after being provided access by the Company.  We believe that this process will result in an acquisition proposal that benefits all of the Company’s constituents, including its stockholders, customers, vendors and associates.  Given the strategic and operational challenges faced by specialty retailers generally and the Company in particular, a fully financed, binding, all cash offer to acquire the Company would be a valuable alternative for the Company’s Board of Directors and stockholders to consider.

Our offer to acquire the Company will be subject to the execution and delivery of a definitive acquisition agreement containing terms and conditions customary for transactions of this nature.  We expect the only required third party approval for our acquisition to be clearance under the Hart-Scott-Rodino Act, which we would expect to obtain on an expedited basis without any difficulties or delays.

Given Sycamore’s familiarity with the Company, our access to significant immediately available funds (Sycamore has in excess of $3.5B of capital under management) and our proven track record in the capital markets, Sycamore is uniquely positioned to close an acquisition of the Company on an expedited timetable and is prepared to devote the necessary resources to do so.

We look forward to discussing our proposal with you at your earliest convenience.

Sincerely yours,

/s/ Stefan Kaluzny

Stefan Kaluzny
Managing Director
Sycamore Partners

Sycamore Partners Management, L.L.C.	9 West 57th Street, 31st Floor, New York, New York 10019